Exhibit 24

POWER OF ATTORNEY

Each person whose signature appears below does hereby make, constitute and appoint Pamela Turbeville, Paul Martin and Kristin Moran and each of them acting individually, true and lawful attorneys-in-fact and agents with power to act without the other and with full power of substitution, to execute, deliver and file, for and on such person's behalf, and in such person's name and capacity or capacities as stated below, any amendment, exhibit or supplement to the Form 10-K Report making such changes in the report as such attorney-in-fact deems appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ANDREW J. CEDEROTH Andrew J. Cederoth	Vice President and Treasurer; Director (Principal Financial Officer)	February 14, 2005
/s/PAMELA TURBEVILLE Pamela Turbeville	Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2005
/s/TERRY M. ENDSLEY Terry M. Endsley	Director	February 14, 2005
/s/THOMAS M. HOUGH Thomas M. Hough	Director	February 14, 2005
/s/ROBERT C. LANNERT Robert C. Lannert	President; Director	February 14, 2005
/s/PAUL MARTIN Paul Martin	Vice President and Controller; Director (Principal Accounting Officer)	February 14, 2005
/s/MARK SCHWETSCHENAU Mark Schwetschenau	Director	February 14, 2005